Mail Stop 6010

June 24, 2005


Robert E. Bettger
Director
Advanced BioEnergy, LLC
910 9th Street
Fairmont, Nebraska 68354

Re:	Advanced BioEnergy, LLC
	Registration Statement on Form SB-2
      Filed May 27, 2005
	Registration No. 333-125335

Dear Mr. Bettger:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form SB-2

General

1. Please provide us with copies of all additional artwork and graphics that you intend to include in the prospectus.

Fee Table

2. Provide references to the specific provisions of Rule 457 on which you rely.

Prospectus

3. Please provide us a copy of the prospectus in the form that you intend to provide it to investors. The prospectus should evidence your compliance with the one-page cover limitation and the requirements of Rule 421.

Cover Page of Prospectus

4. We note the restrictions on transfer that will be imposed upon your units. Please briefly indicate the existence of such restrictions on the cover page of your prospectus.

Prospectus Summary, page 1

The Project, page 1

5. We note that you intend to market your ethanol through an experienced ethanol marketer. If you have identified an ethanol marketer and entered into an agreement with such marketer, please name the marketer, file the agreement as an exhibit to your registration statement and describe the material terms of the agreement in an appropriate location in your prospectus. Also, disclose the basis of your belief that the marketer is "experienced."
If you have not identified an ethanol marketer, please generally describe how you anticipate identifying such a marketer and the general terms of the arrangement that you expect to enter into with such marketer, including compensation.

Our Financing Plan, page 2

6. We note that you intend to conduct a debt financing concurrently with the offering of your registered units. Please provide us with more detail on how you intend to structure your debt financing and provide us with your analysis as to why the debt financing should not be integrated with the registered offering. Include in your analysis a discussion of any relevant staff interpretations.

Membership in Advanced BioEnergy and Our Amended and Restated
Operation Agreement, page 2

7. We note the discussion in your third paragraph of how net income will be allocated to unit holders. Please expand your disclosure to similarly discuss how net losses will be allocated and treated for federal income tax purposes.

Escrow Procedures, page 5

8. Quantify the agent`s fees that will be deducted from proceeds you return to investors.

Risk Factors, page 8

9. We note from your disclosure that you may be required to issue warrants in order to obtain debt financing. If material, please describe the risks to your investors from the issuance of such warrants, including their dilutive effects. In addition, we note that in order to commence operations, you will need to attract and retain operational employees. If you intend to adopt a unit incentive plan or otherwise grant units, options or warrants, etc., to attract and retain such personnel, please also address the dilutive effects of those actions as well.

10. We note from your disclosure on page 31 that the Nebraska production tax credits may cause your plant to be less competitive than other Nebraska plants that are eligible to participate in this program. Please disclose any material risks that you may face as a result of those tax credits or other similar credits.

11. We note from your disclosure that you will engage in contracting and hedging activities related to commodities once your plant becomes operational. Please describe any material risks that may result from engaging in such activities.

12. Regarding the penultimate paragraph of your "Risk Factors" section on page 20, please note that investors are entitled to rely on your disclosure. Please remove any implication to the contrary.

13. Please revise the last paragraph of your "Risk Factors" section to remove any implication that investors will waive any rights under the federal securities laws.

14. Add a risk factor to explain the risks of the 25% quorum mentioned on page 76.

Agreements that have not yet been finalized..., page 10

15. Please identify with specificity the agreements to which you refer.

The plant site..., page 12

16. With a view toward disclosure, please tell us:

* the historical uses of the property that would indicate the risk of the existence of a hazardous condition; and
* the investigation you have made of the condition of the property.

We have no current plan..., page 14

17. If the emission of carbon dioxide violates current laws, please say so directly. If it does not violate laws, it is unclear why you would be subject to claims. If it does violate laws, it is unclear why you would build a non-compliant plant.

Risks Related to the Units, page 16

18. We note your disclosures on page 72 under "Distributions" that you do not know the amount of cash you will generate, if any, that cash distributions are not assured, and that such distributions will depend on numerous factors. Please expand your risk factor disclosure to describe to your investors the risks associated with the foregoing factors, such as receiving limited or no future distributions, and any material affects that such factors may have on your investors` ability to receive a return on their investment given that you intend that the units will be illiquid securities.

Use of Proceeds, page 22

19. Please disclose the amounts to be paid to affiliates or related parties in connection with this transaction, such as the amount to be paid the related bank.

Management`s Discussion and Analysis..., page 27

Trends and Uncertainties Impacting the Ethanol Industry..., page
28

20. If growth in demand for ethanol may be materially limited by a lack of ethanol blending capacity in the refining industry, please include a discussion of this factor and its potential affects on the marketing and pricing of your potential supply of ethanol in your anticipated markets.

Grants, Government Programs, Tax Credits and Tax Increment
Financing,
page 31

21. We note your disclosure in the last paragraph of page 31 regarding the legislative bill introduced in Nebraska. If known, please indicate the periods during which your plant would have to become operational in order to benefit from this proposed legislation.

Description of Business, page 35

22. The labeling contained in your diagram on page 35 is not legible.
Please ensure that all of the graphics and accompanying text that you include in your prospectus may be easily read by your investors.

23. With a view toward disclosure, please tell us whether your anticipated business involves any protected intellectual property and how you will obtain rights to that property.

Ethanol Markets, page 39

24. Please provide us with independent, objective support for your statement that ethanol improves automobile performance.

General Ethanol Demand and Supply, page 40

25. We note that you cite data from the National Corn Growers Association and the Energy Information Administration here and in the other sections of your prospectus. Please provide us with a complete copy of the industry data that you have cited in your prospectus. With regard to the data you have cited from the EIA, please tell us whether the 2003 outlook report represents the most recently available data. If so, tell us the basis for your belief that the data remains reliable. Please tell us whether the 2003 outlook report contained any projections for the market in 2003 and 2004, and, if so, whether those predictions proved to be accurate.

26. Please tell us whether the industry data cited throughout your prospectus is publicly available or was commissioned by you or for your registration statement.

27. We note the disclosure in the first paragraph on page 42 which indicates that the described factors may adversely affect your "profit margin" and your ability to "maintain positive cash flows," and the disclosure in the last paragraph on page 45 that the described factors may reduce your "net income." Please revise your disclosures so that it is clear to your investors that your ability to achieve positive gross margins, cash flows and net income is prospective.

28. Given your disclosure on page 28 that supply currently is outpacing demand, please tell us why you believe that the chart at the bottom of page 41 is a materially complete presentation of stocks and consumption.

Ethanol Average Prices, page 43

29. With a view toward disclosure, please tell us your budgeted expenses per gallon that you plan to produce.

Federal Ethanol Supports, page 43

30. Please explain the tariff protections mentioned on page 16.

Property Location and Proximity to Markets, page 46

31. Please disclose the material provisions of the planting agreement mentioned on page F-9.

32. In an appropriate section of your prospectus, disclose the location and the nature of the property from which you currently operate your business. For example, are you currently renting an office in a commercial office complex?

Competition from Alternative Fuel Additives, page 51

33. With a view toward disclosure, tell us what information you have about the demand for your proposed product in the areas to which you can economically deliver using the transportation methods you describe on page 47. Also tell us whether the plants in this area already satisfy this demand, and if so, how you intend to compete.

Strategic Partners, page 53

Fagen, Inc., page 53

34. We note your disclosure that Fagen is a meaningful project participant because of, among other factors, its "investment."
Please revise your disclose to describe or further clarify Fagen`s investment in your company.

35. Please more fully describe Fagen and ICM. Provide some specific indication of their size, operational history, and a balanced, objective evaluation of both positive and negative experience in the industry.

ICM, Inc., page 54

36. Clarify who "expects" ICM to be the principal subcontractor.
Also disclose the extent of your communications and agreements with
ICM.

Construction and timetable for completion of the project, page 54

37. Disclose the material assumptions underlying the timetable.
For
example, what weather and interest rates did you assume? How much time for unplanned contingencies is built into the timetable?

Directors, Executive Officers, Promoters and Control Persons, page
59

Business Experience of Directors and Officers, page 59

38. For those directors or officers who have experience with ethanol plants, please provide specific information about that experience. For example, the nature and duration of the experience, the size and location of the plant and the success of the plant.

Security Ownership of Certain Beneficial Owners and Management,
page
61; and Units Beneficially Owned by Directors and Officers, page
62

39. We note that in your table of "Security Ownership of Certain Beneficial Owners" you have indicated that the Holmes Residuary Trust and BioEnergy Capital Consultants are beneficial owners of your units, while in your table of "Units Beneficially Owned by Directors and Officers" Messrs. Holmes and Porter, respectively, are identified as beneficial owners of your units. Please revise your tables to present consistent information and to identify the natural persons who beneficially own the units.

Certain Relationships and Related Transactions, page 65

40. Please indicate the relationship of Fagen, Inc. to your company that requires the disclosure of the transaction described in this section.

41. We note the transactions pursuant to which your directors initially purchased your units and the subsequent unit distribution.
To the extent that any of those transactions are required to be disclosed pursuant to Item 404 of Regulation S-B, please expand your disclosure to include those transactions or provide us with an explanation of why those transactions are not required to be disclosed in this section. In particular, we note that Messrs. Otte and Hughes appear to have initially purchased in excess of $60,000 of your units.

42. Please revise your disclosure regarding the payment of a development fee to Messrs. Stephenson and Holmes to include the estimated total project cost and the number of additional units that may be issued to those individuals as indicated in the first paragraph on page F-10.

43. Please describe with specificity the services that BioEnergy
Capital provided in exchange for the membership units. Also disclose the duration of the consulting agreement and any additional compensation to be paid under the agreement.

Plan of Distribution, page 66

44. Please describe fully the purpose and legal implications of each of the material terms of each agreement that investors must sign in connection with investing in your offering. Also clarify whether those agreements are included with the prospectus; we note your reference to exhibits in the prospectus table of contents, but no such exhibits appear within the prospectus.

45. We note your reference in the first paragraph to a prospectus
"such as this."  Tell us what other prospectus you intend to use.

46. Tell us whether each person who will participate in the distribution is a registered broker-dealer. If not, analyze in detail how each such person qualifies for an exemption from such registration.

The Offering, page 66

47. We note your disclosure that affiliated investors may acquire additional units and influence your business in a manner more beneficial to them than to other investors. If material, please describe in your "Risk Factors" section the risks that these potential conflicts of interests may present to your non-affiliated investors.

Suitability of Investors, page 67

48. Please disclose the reasons you are seeking each of the representations and the effect of each representation on investors.
Include all material representations from exhibit 4.2.

49. Refer to the second bullet point. It is inappropriate to disclaim responsibility for the tax disclosure in your prospectus. Although we do not object to issuers recommending that investors consult their own tax advisors particularly with respect to their personal tax situation, we believe that requiring investors to "rely" on the advice of others is an inappropriate disclaimer. Likewise, section E.6.g of exhibit 4.2 to your registration statement is inconsistent with your disclosure obligations.

Subscription Period, page 68; and Subscription Procedures, page 68

50. Clarify whether investors may withdraw subscriptions.

51. We note your disclosures in these sections that funds will be returned "by the close of the next business day or as soon as possible after the termination of the offering" or "within thirty days of rejection." Please note that these time periods are not consistent with Rule 10b-9 under the Securities Exchange Act of 1934 which requires the "prompt" return of subscriptions. Please revise your disclosure throughout your registration statement to be consistent with the requirement of Rule 10b-9.

52. Disclose the interest rate that you will pay on any returned funds.

53. Please expand the fourth paragraph to clarify when the board approval mentioned in the penultimate paragraph on page 2 will occur.

Summary of Promotional and Sales Material, page 70

54. We note your reference to the delivery of material on this page and to the use of advertisements in local media on page 8. Please tell us how your distribution of this material will be conducted so that your offering complies with section 5 of the Securities Act, including your prospectus delivery obligations. Also tell us whether you plan to use the Internet or any other electronic distribution procedures in connection with this offering, and describe how those procedures are consistent with section 5.

55. Please provide us a copy of your sales and promotional material.

Description of Membership Units, page 70

56. Based on the first paragraph, it appears that you are offering two securities: units and membership interests. If so, please revise your fee table and disclosure throughout your document.

57. If you can issue units and membership interests separately, disclose the total number of each security that you are authorized to issue without the further authorization of your members. If you can issue units or interests with preferred rights, please explain the potential effects.

58. Disclose the total number of each security outstanding and the total number of holders of each security.

Separable Interests, page 71

59. We note your disclosure that your investors` membership interests
"may be terminated in accordance with the Delaware Limited
Liability
Company Act." Please revise your disclosure to indicate to your investors who are not familiar with such Act the circumstances under which their membership interests may be terminated. Provide similar disclosure relative to the limitation on distributions mentioned in the first paragraph under "Distributions" on page 72.

Special Allocation Rules, page 73

60. Please explain the nature and amount of the special allocations that are required. Also clarify the nature, effect, and amount of the offsetting allocations.

Restrictions on Transfers of Units, page 73

61. Please tell us why you separated this section from the similarly captioned disclosure on page 76.

Summary of our Amended and Restated Operating Agreement, page 74

62. With a view toward disclosure, please tell us the reasons you elected to be organized as a LLC rather than a corporation.

Members` Meetings and Other Members` Rights, page 76

63. Expand the third paragraph to disclose the situations that require a greater or lesser vote.

Unit Transfer Restrictions, page 76

64. Disclose the "conditions precedent to a transfer."

Federal Income Tax Consequences of Owning Our Units, page 77

65. We note that your prospectus describes "some of the more important" federal income tax consequences. Please revise your disclosure, as necessary, so that all material federal income tax consequences to your investors are described. Also revise the first sentence accordingly.

66. If you cannot unequivocally state what the tax consequences "will" be, you should make clear why you cannot do so, the degree of uncertainty and what the possible outcomes and risks to investors are. For example, we not the equivocal statement of what a consequence is "intended" to be (last sentence on page 83), what consequence is "likely" (under "Reporting Requirements" on page
85),
and the consequences that you "expect" (top of page 3 and in exhibit
8.1).

Publicly Traded Partnership Rules, page 79

67. Tell us who will operate the qualified matching service and whether the operator will be a registered broker-dealer. If the operator will not be registered, analyze whether an exemption from registration is available.

Tax Consequences Upon Disposition of Units, page 84

68. Please explain the operation of the concepts mentioned in the second sentence of the last paragraph. Also clarify how conventions mentioned in the last sentence affect these concepts.

Additional Information, page 87

69. Please tell us why you have included the following at the end of the second sentence of your first paragraph: "and no reference is hereby made to such omitted information."

70. If you do not intend to register your securities under Section
12
of the Exchange Act, please disclose the applicability of the proxy rules and Section 16 of the Exchange Act, and disclose the automatic suspension of your reporting obligation under Section 15(d) of the Exchange Act. Include appropriate risk factors.

Financial Statements

71. Please include an updated and signed consent from your independent auditors with any amendment.

72. Please update the financial statements when required by Item
310(g) of Regulation S-B.

Note B:  Members` Equity, page F-8

73. Tell us why the balance sheet indicates that authorized units total 150,000 while this footnote indicates that authorized units total 10,000,000.

74. Tell us whether the 2-for-1 distribution was affected retroactively. Please advise and/or revise. Refer to paragraph 54 to
SFAS 128.

Part II of Registration Statement

Item 24. Indemnification of Officers and Directors

75. Expand the third paragraph to clarify whether your operating agreement imposes any personal liability on members.

Item 25. Other Expenses of Issuance and Distribution

76. We note from your disclosure in the last sentence of the second paragraph of Item 24 of Part II of your registration statement that you may obtain directors and officers liability insurance. If you do obtain such insurance prior to your registration statement becoming effective, please include the premium paid for such insurance as a separate item in your itemized statement of expenses. Please refer to Item 511(a)(2) of Regulation S-B.

Exhibits

77. The agreements you have filed as exhibits 10.2 and 10.4 to your registration statement appear to be blacklined versions of those agreements. Please refile these agreements in a format which may be read by your investors.

78. Please file final, executed opinions, not "forms of" opinions.

Exhibit 4.2

79. Please tell us why you want investors to make the statement in paragraph E.6.m. Include an explanation of the legal benefit of the clause to you. Also tell us how investors are to determine whether the investment is "suitable" given the many possible interpretations of that term.

Exhibit 5.1

80. Please refer to our comment above regarding whether you are issuing two securities. Please analyze whether each security is analogous to a corporation`s equity or analogous to a security whose holders` rights are determined by contract (like a warrant). If equity, the opinion must state whether the securities will be, when sold, "legally issued, fully paid and non-assessable." If a contract, the opinion must state whether the securities will be, when sold, binding obligations of the registrant.

Exhibit 8.1

81. With a view toward clarifying the opinion and your disclosure, please tell us with specificity which matters of law and legal conclusions in your tax disclosure are carved out of the opinion by the language "unless otherwise noted" in the fourth paragraph.

Exhibits 5.1 and 8.1

82. Given the date restrictions contained in the opinions, please file opinions which are dated as of the date you intend your registration statement to be declared effective.

83. Counsel must consent in each opinion to the prospectus discussion of such opinion, the reproduction of the opinion as an exhibit and being named in the registration statement. Please filed revised opinions that include such consents.

* * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Patrick Enunwaonye at (202) 551-3645 or Gary Todd, Review Accountant, at (202) 551-3605, if you have questions regarding our comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or me at
(202) 551-3617 with any other questions.


      Sincerely,



							Russell Mancuso
							Branch Chief


cc:	William E. Hanigan, Esq.
	Miranda L. Hughes, Esq.
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Robert E. Bettger
Advanced BioEnergy, LLC
June 24, 2005
Page 14